AB
3/3

10029281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-67896

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Rose Equity Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 NE Multnomah, Suite 895
(No. and Street)

Portland	Oregon	97232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Thornton — (818) 342-0200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Financial Operations
____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of L A

On 2/25/2010 before me, FRED K. YAGHOUBIAN A NOTARY PUBLIC
Date — Here Insert Name and Title of the Officer

personally appeared STEVEN LEE THORNTON
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

FRED K. YAGHOUBIAN
Commission # 1773089
Notary Public - California
Los Angeles County
My Comm. Expires Nov 11, 2011

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature F.K. Yaghoubian
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Black Rose Equity Management, LLC
Portland, Oregon

We have audited the accompanying statement of financial condition of Black Rose Equity Management, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Rose Equity Management, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

February 26, 2010

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

DECEMBER 31, 2009

ASSETS

Cash	$	9,842
Commissions receivable		2,720
Deposit with clearing broker		25,000
Equipment, net of accumulated depreciation of $682		10,243
Other assets		3,993
	$	51,798

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	27,639
Payable to clearing broker		604
		28,243
Commitment and contingency		
Member's equity		23,555
	$	51,798

BLACK ROSE EQUITY MANAGEMENT, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues		
Securities commissions	$	25,247
Expenses		
Payroll and related expenses		150,125
Automobile		6,542
Commissions		10,448
Depreciation		809
Insurance		1,038
Miscellaneous		273
Postage		3,650
Professional fees		18,846
Promotion		647
Regulatory fees		15,930
Rent		36,256
Repairs and maintenance		4,353
Supplies and printing		5,408
Taxes and licenses		235
Telephone		14,013
Quotation expense		10,700
		279,273
Net loss	($	254,026)

BLACK ROSE EQUITY MANAGEMENT, LLC.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

		Member's equity
Balances at January 1, 2009	$	92,281
Net loss	(	254,026)
Member contributions		185,300
Balances at December 31, 2009	$	23,555

BLACK ROSE EQUITY MANAGEMENT, LLC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net loss	($ 254,026)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	809
Net changes in operating assets and liabilities	
Commissions receivable	(2,720)
Other assets	1,007
Accrued expenses	16,389
Payable to clearing broker	604
Net cash used in operating activities	(237,937)
Cash flows used in investing activities	
Equipment additions	(11,052)
Cash flows from financing activities	
Member contributions	185,300
Net change in cash	(63,689)
Cash at beginning of year	73,531
Cash at end of year	$ 9,842

YEAR ENDED DECEMBER 31, 2009

1. Line of business and summary of significant accounting policies

Line of business
Black Rose Equity Management, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") and operates as a fully disclosed securities broker dealer with customers throughout the United States. Operations consist primarily of executing the purchases and sales of securities for the accounts of customers and performing securities related consulting activities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and sometimes future economic and market conditions, which affect reported amounts and related disclosures in the financial statements. Although the Company's current estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future conditions could be different than anticipated in those estimates.

Securities commissions
Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Commissions receivable
The Company's receivables consist of commissions due on closed sales from its clearing broker which are due monthly. The Company has not incurred any material credit related losses on commissions receivable, and based on historical experience, management has determined no allowance for uncollectible accounts is considered necessary.

Equipment
Equipment is stated at cost. Depreciation is being provided on a straight-line method over the estimated useful lives of the related assets.

Income taxes
The Company is a single member LLC and as such, it does not file a separate tax return; rather, its income and expenses are included in the tax returns of its member. No provision has been made for federal and state income taxes, since such taxes are the liability of the member.

The Financial Accounting Standards Board ("FASB") updated guidance related to the accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. This update also provides guidance for derecognition, measurement, classification, interest and penalties, disclosure, and transition. The guidance is effective for fiscal years beginning after December 15, 2008. The Company adopted the guidance as of January 1, 2009 and it did not have a material effect on the Company's financial position or results of operations.

1. Line of business and summary of significant accounting policies (continued)

Subsequent events
The Company evaluated subsequent events through February 26, 2010, which is the date the financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

2. Going concern

The Company has incurred net operating losses and negative cash flows from operating activities and required the infusion of capital to meet net capital requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. As shown in the accompanying financial statements, the Company incurred an operating loss of $254,026 and net cash used in operations of $237,937 during 2009. In order to continue operations and meet future net capital requirements, the Company will require the infusion of capital until operations become profitable. Management is currently evaluating and developing a plan. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. Net capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-l, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1. At December 31, 2009, the Company had net capital and required minimum net capital of $9,319 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of 3.03 to 1. Net capital and required net capital may fluctuate on a daily basis.

4. Lease commitment

The Company leases office space under a month-to-month agreement which expires December 2010. Rent expense under this lease was $36,256 for the year ended December 31, 2009. In accordance with the agreement, the monthly rent commencing January 1, 2010 is $3,021.

5. Contingency

During 2009, an arbitration claim was filed against the Company related to the termination of an employee in December of 2008. The Company believes that claims asserted against them are without merit. However, the ultimate outcome of this matter is uncertain. No provision for potential loss arising from the outcome of this matter has been recorded in the financial statements.

Black Rose Equity Management, LLC

Computation of Net Capital under Rule 15c3-1

Year Ended December 31, 2009

Net capital		
Total member's equity	$	23,555
Less nonallowable assets		
Equipment, net		10,243
Other assets		3,993
		14,236
Net capital	$	9,319
Aggregate indebtedness		
Accrued expenses and payable to clearing broker	$	28,243
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	4,319
Excess net capital at 1,000%	$	3,319
Ratio of aggregate indebtedness to net capital		3.03 to 1
Reconciliation with Company's computation		
Net capital, as reported in the Company's Part IIA (unaudited)	$	34,958
Audit adjustment for increase in accrued expenses	(	25,639)
Net capital per above	$	9,319

YEAR ENDED DECEMBER 31, 2009

Exemptive provisions
The Company is exempt from Rule 15c3-3 in that the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Black Rose Equity Management, LLC
Portland, Oregon

In planning and performing our audit of the financial statements of Black Rose Equity Management, LLC for the year ended December 31, 2009, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13 or (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Board of Directors
Black Rose Equity Management, LLC

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be material weaknesses, as defined above. The condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2009 and this report does not affect the report thereon dated February 26, 2009.

> Management is responsible for establishing and maintaining internal controls and for the fair presentation of the financial statements and note disclosures in the financial statements, in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not have a system of internal controls that would enable management to conclude the monthly financials and year-end financial statements and related disclosures are complete and presented in accordance with GAAP. As such, management requested us to prepare a draft of the financial statements, including the related footnote disclosures. The outsourcing of these services is not unusual in organizations of similar size and is a result of management's cost benefit decision to rely on our accounting expertise rather than incurring this internal resource cost.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, with the exception of material weakness noted above, at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Black Rose Equity Management, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

February 26, 2010

Black Rose Equity Management, LLC

Form X-17a-5 Part IIA
of the Focus Report of the
Securities and Exchange Commission

Year Ended December 31, 2009

Geffen Mesher
& Company, P.C.
Certified Public Accountants & Business Consultants

Black Rose Equity Management, LLC

Form X-17a-5 Part IIA
of the Focus Report of the
Securities and Exchange Commission

Year Ended December 31, 2009

BLACK ROSE EQUITY MANAGEMENT, LLC

CONTENTS

YEAR ENDED DECEMBER 31, 2009

PAGE